Retalix USA
                                                      6100 Tennyson Parkway
                                                      Suite 150
                                                      Plano, Texas 75024



                                  EXHIBIT 99.1



                                 [RETALIX LOGO]



For Immediate Release

Press Contacts:

Neil McGlone                            Jack Finney
Michael A. Burns & Associates Inc.      Retalix USA, Inc.
(214) 521-8596                          (215) 953-5889
nmcglone@mbapr.com                      jack.finney @retalix.com

Carmen Crutchfield
Postilion, Inc.
(404) 923-6672
carmen.crutchfield@postilion.com

        Retalix and Postilion Announce Alliance to Deliver Integrated POS and Payment Switch for Travel Centers and Convenience Stores

       Solution Will Improve Retailer Margins by Reducing Transaction Fees



Dallas, Texas - Feb. 1, 2007 - Retalix(R) (Nasdaq GS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, today announced an alliance with Postilion, Inc. - a global leader in managing financial transactions on multiple channels - to deliver a state-of-the-art integrated commercial fueling solution for travel centers and an open-systems payment switch for credit and debit transactions for convenience stores.
         The solution combines Retalix StorePoint, a leading software application for convenience stores, and its new Retalix Commercial Fueling module with Postilion Realtime, a payment switching engine that controls the payment, transaction authorization and settlement process in a streamlined and simplified manner - in the store and throughout the client's enterprise.
         "Retalix Commercial Fueling alleviates a significant pain point for travel centers, as it enables one system to manage all types of fueling transaction scenarios. There's less hardware in the store, less training required for employees and a simpler checkout process for customers. All the travel centers' unique sales flow processes are now automated," said Ray Carlin, executive vice president, Retalix USA.
         Pierre Naude, GM of Postilion Americas, said, "Our combined solution embraces all aspects of payment from the POS to the processor or acquiring bank for authorization. The integration of Postilion Realtime with Retalix StorePoint has appeal to all convenience stores: Postilion is EMV certified, reduces post-transaction processing time and offers least-cost routing to provide relief from high transaction fees."




About Postilion
Postilion, Inc., a subsidiary of S1 Corporation, is a leading global provider of open-systems electronic payment processing solutions with offices on five continents serving customers in more than 50 countries. The Postilion product drives payments - including advanced financial transactions such as prepay and self-service - through ATMs, POS terminals, phones, and Internet access points. Postilion provides consolidated management information, integrated card management, EMV chip enablement, and loyalty software solutions. It reduces transaction processing costs, speeds time to market for new products and offerings, improves analysis of customer transactions and business opportunities, and increases profitability. Additional information is available at www.postilion.com.


About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's U.S. headquarters are located in Plano, Texas and international headquarters are located in Ra'anana, Israel. Retalix on the Web: www.retalix.com.

Products mentioned are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

         Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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For sales and product information call (215) 646-7104.

Ref: 07-01